SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of May 2024

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)

3 Uri Ariav st., Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CERAGON NETWORKS LTD.

Date: May 30, 2024	By: /s/ Ronen Stein
Name: Ronen Stein Title: Chief Financial Officer

Ceragon Names Robert Wadsworth to its Board of Directors

Rosh Ha'ain, Israel, May 30, 2024 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of end-to-end wireless connectivity solutions, today announced the appointment of Mr. Robert Wadsworth as a member of its Board of Directors. Mr. Wadsworth is an accomplished venture capitalist and private equity investor who brings extensive M&A experience from the U.S. capital markets.

Robert Wadsworth was a founding partner of HarbourVest Partners in 1986, serving as managing director of the firm from 1988 through 2018 and becoming a Senior Advisor in 2019. He continues to provide input and counsel on direct co-investments globally and remains a director of several direct co-investments. Mr. Wadsworth served in senior leadership positions including on HarbourVest’s Global Investment Committee and Executive Management Committee. He has been responsible for or associated with investments in over 300 of HarbourVest’s direct co-investments and has served as a director on over 50 of those companies including multiple public companies. Mr. Wadsworth’s prior experience includes strategy and operations consulting with Booz, Allen & Hamilton, and he currently serves as a founding partner of a family investment firm, a small enterprise private equity firm and a Board member of several private enterprises. Mr. Wadsworth earned a BS (magna cum laude) in Systems Engineering and Computer Science from the University of Virginia in 1982 and an MBA (with distinction) from Harvard Business School in 1986.

Ilan Rosen, Chairman of Ceragon Networks, commented, “Adding Rob to our accomplished Board of Directors is the next appropriate step in our evolution, bringing specific and relevant expertise in the capital markets – especially in the United States. Additionally, he has significant experience in creating value and investing in technology companies, as well as driving value through inorganic growth, which will benefit Ceragon as we leverage our improving financial and operational position to grow our presence in our target markets. On behalf of Ceragon, I would also like to thank the outgoing member of the Board of Directors, Mr. Ira Palti, for his great contribution to the success of the Company over the years, both as former CEO and as a board member.”

Mr. Wadsworth commented, “I am delighted to be joining the Ceragon Board of Directors at this time in the company’s evolution.  The opportunity to work with Ceragon’s CEO, Doron Arazi, his management team and my fellow directors, to strengthen and extend the company’s global position in order to maximize value for both customers and shareholders, is exciting and energizing."

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries.

Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink
FNK IR
1+646-809-4048
crnt@fnkir.com